FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report February 26, 2004

NOVATEL INC.

Commission File No. 0-29004

1120 – 68th Avenue N.E., Calgary, Alberta, Canada  T2E 8S5

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

The following information is furnished to the SEC.

                On February 24, 2004, NovAtel Inc. issued a press release announcing its financial results for the fourth quarter and full year ended December 31, 2003.  A copy of the press release is attached as Exhibit 1.

The following exhibit is furnished as part of this report on Form 6-K:

No.	Document

1.	Press Release dated February 24, 2004 announcing the Company’s Financial Results for the Fourth Quarter and Full Year 2003.

SIGNATURES

                                 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: February 26, 2004	By:	/s/ WERNER GARTNER
	Name:	Werner Gartner
	Title:	Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

No.	Document

1.	Press Release dated February 24, 2004 announcing the Company’s Financial Results for the Fourth Quarter and Full Year 2003.